UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

CROWN CRAFTS, INC.
(NAME OF ISSUER)

Common Stock, Par Value $1.00 Per Share
(TITLE OF CLASS OF SECURITIES)

228309 10 0
(CUSIP NUMBER)

Ugo F. Ippolito
Nelson Mullins Riley & Scarborough LLP
999 Peachtree Street, N.E.
Suite 1400
Atlanta, GA 30309-3964
(404) 817-6190
__________________________

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

May 10, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continues on following pages)

Page 1 of 11 Pages

CUSIP No. 228309 10 0	13D

(1)	Name of Reporting Person: Michael Bernstein

(2)	Check the Appropriate Box If a Member of Group	(A) [X] (B) [_]

(3)	SEC Use Only

(4)	SOURCE OF FUNDS: PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 1,129,251

	(8)	Shared Voting Power: 65,000

	(9)	Sole Dispositive Power: 1,129,251

	(10)	Shared Dispositive Power: 65,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,251

(12)	Check Box If the Aggregate Amount in Row (11) |X| Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11) 12.6%

(14)	Type of Reporting Person: IN

Page 2 of 11 pages

CUSIP No. 228309 10 0	13D

(1)	Name of Reporting Person: Deborah Bernstein

(2)	Check the Appropriate Box If a Member of Group	(A) [X] (B) [_]

(3)	SEC Use Only

(4)	SOURCE OF FUNDS: PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 90,590

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 90,590

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 90,590

(12)	Check Box If the Aggregate Amount in Row (11) |X| Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11) 1.0%

(14)	Type of Reporting Person: IN

Page 3 of 11 pages

CUSIP No. 228309 10 0	13D

(1)	Name of Reporting Person: Elizabeth Fishman

(2)	Check the Appropriate Box If a Member of Group	(A) [X] (B) [_]

(3)	SEC Use Only

(4)	SOURCE OF FUNDS: PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 407,085

	(8)	Shared Voting Power: 60,000

	(9)	Sole Dispositive Power: 407,085

	(10)	Shared Dispositive Power: 60,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 467,085

(12)	Check Box If the Aggregate Amount in Row (11) |X| Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11) 4.9%

(14)	Type of Reporting Person: IN

Page 4 of 11 pages

CUSIP No. 228309 10 0	13D

(1)	Name of Reporting Person: Alicia Fishman

(2)	Check the Appropriate Box If a Member of Group	(A) [X] (B) [_]

(3)	SEC Use Only

(4)	SOURCE OF FUNDS: PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 98,340

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 98,340

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 98,340

(12)	Check Box If the Aggregate Amount in Row (11) |X| Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11) 1.0%

(14)	Type of Reporting Person: IN

Page 5 of 11 pages

CUSIP No. 228309 10 0	13D

(1)	Name of Reporting Person: Diana Fishman

(2)	Check the Appropriate Box If a Member of Group	(A) [X] (B) [_]

(3)	SEC Use Only

(4)	SOURCE OF FUNDS: PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 48,869

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 48,869

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 48,869

(12)	Check Box If the Aggregate Amount in Row (11) |X| Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11) 0.5%

(14)	Type of Reporting Person: IN

Page 6 of 11 pages

        This Amendment No 2 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2003 (the “Original Schedule 13D”), by Michael Bernstein, Deborah Bernstein, Elizabeth Fishman, Alicia Fishman and Diana Fishman with respect to the shares of common stock, par value $1.00 per share (the “Common Stock”), of Crown Crafts, Inc., a Delaware corporation (the “Company”). Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D shall remain unchanged

ITEM 1.        SECURITY AND ISSUER.

        This statement relates to shares of the Common Stock of the Company. The Company has its principal executive offices at 916 South Burnside Avenue, Gonzales, Louisiana 70737.

ITEM 2.        IDENTITY AND BACKGROUND.

        This statement is filed by Michael Bernstein, Deborah Bernstein, Elizabeth Fishman, Alicia Fishman and Diana Fishman (such individuals being herein collectively referred to as the “Group”). The name, business or residence address and present principal occupation of each individual member of the Group, of whom are all are U.S. citizens, are as follows

Name	Address	Occupation
Michael Bernstein	2100 RiverEdge Parkway	Chairman and CEO of B.C.S.
	Suite 300	Holdings, Inc.
Atlanta, Georgia 30328

Deborah Bernstein	181 East 90th Street, Apt. 15A	Venture capital management
New York, New York 10128

Elizabeth Fishman	1133 Park Avenue	Real estate agent
New York, New York 10128

Alicia Fishman	10 Virginia Avenue	Elementary school teacher
Woburn, Massachusetts 01801

Diana Fishman	1835 Bellview Avenue, Apt. 53	Film production
Los Angeles, California 90026

        During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 7 of 11 Pages

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Michael Bernstein acquired the shares of Common Stock beneficially owned by him by purchases in the open market using his own personal funds, through an employee stock ownership plan or by gift or inheritance.

        Deborah Bernstein acquired the shares of Common Stock beneficially owned by her via gift from her father, Michael Bernstein or her grandfather, Philip Bernstein.

        Elizabeth, Alicia and Diana Fishman acquired the shares of Common Stock beneficially owned by them by purchase in the open market using their own personal funds, or in some cases, by gift or inheritance.

ITEM 4.        PURPOSE OF TRANSACTION.

        Each member of the Group acquired the shares of Common Stock reported in Item 5 below for his/her own account, and for investment purposes, with no intention of changing or influencing control of the Company or as a participant in any transaction having that purpose or effect. However, members of the Group have recommended, and from time to time may continue to recommend, to the Company’s management various strategies for increasing shareholder value. Among other things, Mr. Bernstein has in the past suggested that a representative of the larger shareholders of the Company be added to the Board. That suggestion was declined.

        The Group expects to evaluate on an ongoing basis the Company’s financial condition, operations, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, and other factors. In particular, the Group intends to review management’s ability to maximize stockholder value under present economic conditions. Depending on factors deemed relevant by the Group, including, but not limited to, changes in the Company’s business, governance or financial situation, the members of the Group reserve the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Company as the Group, or any of them, may determine. The members of the Group do not now intend, and do not hereby reserve the right, to engage in a control transaction or to engage in any contested solicitation for the election of directors without filing an amendment hereto disclosing such intent.

        In September and October 2003, the Group unsuccessfully opposed the Company’s merger pursuant to which the Company became a Delaware corporation.

        The Group reserves the right to change its plans and intentions at any time and from time as it deems appropriate. The Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to federal and state securities laws. Among other things, the Group may determine to dispose of some or all of its shares.

        Except as set forth above, no member of the Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 8 of 11 Pages

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        As of May 10, 1005, each of the members of the Group beneficially owned the following number of shares:

	Number of Shares	Percent of
Name	Beneficially Owned	Outstanding

Michael Bernstein	1,194,251	12.6
Deborah Bernstein	90,590	1.0
Elizabeth Fishman	467,085	4.9
Alicia Fishman	98,340	1.0
Diana Fishman	48,869	0.5

        The percentages of outstanding shares of Common Stock set out above are computed based on a total of 9,504,937 shares of Common Stock outstanding as of December 26, 2004, as reported by the Company in its Quarterly Report on Form 10Q for the fiscal quarter ended December 26, 2004 (the “10Q”) as filed with the Securities and Exchange Commission on February 9, 2005.

        Michael Bernstein beneficially owns a total of 1,194,251 shares of Common Stock. Mr. Bernstein has sole voting and dispositive power of 1,129,251 shares of Common Stock, of which 949,103 shares are held directly or in personal retirement accounts, 97,912 shares are held by Mr. Bernstein as custodian or trustee for the benefit of his children and 82,236 shares are held by a family foundation of which Mr. Bernstein is sole trustee. Mr. Bernstein is also a trustee of a trust that owns 65,000 shares of Common Stock, and Mr. Bernstein may therefore be deemed to share voting and dispositive power over those shares.

        Deborah Bernstein is the daughter of Michael Bernstein. Deborah Bernstein owns 90,590 shares of Common Stock, which she received as gifts from her father and grandfather.

        Elizabeth Fishman beneficially owns 467,085 shares of Common Stock. Mrs. Fishman has sole voting and dispositive power over 407,085 shares of Common Stock. Mrs. Fishman is also a trustee of a trust that owns 60,000 shares of Common Stock, and Mrs. Fishman may therefore be deemed to share voting and dispositive power over those shares. Elizabeth Fishman is the sister of Michael Bernstein.

        Alicia Fishman and Diana Fishman own 98,340 shares and 48,869 shares of Common Stock, respectively. Alicia Fishman and Diana Fishman are daughters of Elizabeth Fishman.

        As a result of the family relationship by and among the members of the Group, they may act in concert with respect to the acquisition, holding, voting or disposition of shares of Common Stock, or in other matters. Other than as set forth herein, none of such persons have any present plan or arrangement to so act in concert, and (other than with respect to the securities as to which they share voting and dispositive power as set forth herein) each expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other persons.

        The members of the Group collective own 1,899,135 shares, or 19.98% of the outstanding shares.

        On December 30, 2004, 1,000 shares of Common Stock previously held in the Philip Bernstein Trust for the benefit of Danielle Bernstein were sold.

        On or about May 10, 2005, 118,000 shares of Common Stock previously held in the estate of Ms. Inez Bernstein was distributed equally to Michael Bernstein and Elizabeth Fishman, who were legatees

Page 9 of 11 Pages

under the will. No other transactions in share of Common Stock were effected by members of the Group since that date.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
                      TO SECURITIES OF THE ISSUER.

        Except as described in this Statement, the members of the Group are not party to any contract, arrangement, understanding or relationships with any other person with respect to shares of Company stock including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

        Incorporated by reference or filed as exhibits hereto are the following:

Exhibit Index

Exhibit Number
Reference No.	Description

7.1.1	Agreement Regarding Joint Filing among Michael Bernstein, Deborah Bernstein,
Elizabeth Fishman, Alicia Fishman and Diana Fishman.*

_________________
*     filed as an Exhibit to the Original Schedule 13D

Page 10 of 11 Pages

SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2005	/s/Michael Bernstein
Michael Bernstein

Date: June 22, 2005	/s/Deborah Bernstein
Deborah Bernstein

Date: June 22, 2005	/s/Elizabeth Fishman
Elizabeth Fishman

Date: June 22, 2005	/s/Alicia Fishman
Alicia Fishman

Date: June 22, 2005	/s/ Diana Fishman
Diana Fishman

Page 11 of 11 Pages